United States Securities and Exchange Commission
	Washington D.C. 20549

	Form 15

	Certification and Notice of Termination of Registration Under Section 12(g) Of The Securities and Exchange Act Of 1934 or Suspension of Duty to File Reports Under
	Section 13 and 15(d) Of The Securities And Exchange Act
	Of 1934.


	Commission File Number:    0-49975


	Exact Name Of Registrant as Specified in its Charter

	B. S. FUNDING INC.

	Address, Including Zip Code , and Telephone Number,
	Including Area Code, of Registrant's Principle
	Executive Offices

	494 Adelaide Street, Woodstock, Ontario, Canada N4S 4B4
	(519) 539-2391

	Title Of Each Class Of Securities Covered by this Form

	COMMON SHARES

	Titles Of All Other Classes Of Securities For Which A Duty To File Reports Under Section 13(a) Or 15(d) Remains

	NONE

	The Appropriate Rule Provision Relied Upon to Terminate
        Or Suspend The Duty To File Reports Is Rule 12g-4(a)(1)(i) No Other Rule Provisions Are Being Relied Upon To File This Notice Of Termination Of Registration.

        Approximate Number Of Shareholders Of Record As Of The
        Certification Or Notice Date Is (35) Thirty-Five Shareholders.

        Pursuant to the requirements of the Securities Exchange Act Of 1934 (Name of Registrant as specified in charter) has Caused this certification /notice to be signed on its behalf By the undersigned duly authorized person.

        Date: May 30,2003.   By: Mary K. Schell, President